SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

April 28, 2005

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

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Yes                      No      X

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Registrant in connection with Rule 12g3-2(b): 82-             )

Enclosure:	Press release dated April 28, 2005 re. France Telecom 1Q 2005 Revenues & Key Operational Indicators.

Paris, April 28, 2005

Press release

Revenues up 3.5% in Q1 2005 (+1% on a comparable basis) and 2005 objectives confirmed

•	Quarterly revenues grow to EUR 11.62 billion, despite the impact of a number of specific items in Q1 2005

•	Underlying trends enabling the Group to maintain its full-year 2005 objectives

Focus on developing the customer base

•	Strong growth in broadband: customer base up 91% in Europe; success of offers in France with a 49% market share of new ADSL customers in Q1 2005

•	Strong increase in the customer base for mobile services: 64.4 million customers, an increase of 14% over Q1 2004 on a comparable basis

•	Strong success of the “Business Everywhere” offering, with a 29% increase in mobile data accesses in France and a 72% increase in the number of IP VPN accesses worldwide

Sustained launch rate of innovative offers in Q1, to accelerate in 2005

•	Continued deployment of MaLigne tv and videophony, launch of ADSL 2+ in France and VoIP in other territories

•	Success of mobile multimedia offers and launch of mobile broadband

•	Extension of the “Business Everywhere” offering to small and medium-sized businesses

Improvement of Group profitability

•	Gross operating margin[1] of EUR 4.38 billion, up 3.3% (+1.6% on a comparable basis2)

•	Gross operating margin ratio of 37.7% in Q1 2005 (+0.3 points compared with Q1 2004 on a comparable basis)

[1]	Gross operating margin = revenues less external purchases, operating expenses (net of operating income) and salary costs. The figure for salary costs presented in the gross operating margin does not take into account employee profit-sharing or expenses for share-based compensation schemes

[2]	Data on a comparable basis at March 31, 2005: in order to allow for a comparison with the data at March 31, 2005, figures on a comparable basis are presented for Q1 2005 on a constant exchange rate and consolidation scope. To this end, the figures at March 31, 2004 have been restated based on the consolidation scope and exchange rates for Q1 2005. Furthermore, these figures have been restated to reflect the impact of the bill-and-keep mechanism ending on January 1, 2005 for Orange France.

•	Gross operating margin rate before commercial expenses rose to 49.6% in Q1 2005 (+0.7 points compared with Q1 2004 on a comparable basis)

•	Ratio of Capex[3] to revenues of 10.0% compared with 7.8% in Q1 2004 (on a comparable basis) and 11.1% for 2004 on a full-year basis

Accelerated transformation of the Group and confirmation of full-year 2005 objectives

•	Reinforcement of key transformation programs

•	Confirmation of objectives for 2005

•	Revenue growth between 3 and 5% on a comparable basis

•	Gross operating margin of over EUR 18.5 billion

•	Ratio of Capex to revenues at the upper end of 10 to 12% range

•	Ratio of net debt to gross operating margin under 2.5

[3]	Capex = tangible and intangible investments excluding GSM and UMTS licenses and excluding investments financed under leasing agreements.

In order to more effectively reflect its organization and the evolution of its activities on the different markets, France Telecom has defined four new segments since January 1, 2005:

•	The Personal segment, grouping all of the activities for mobile services in France, the UK, Poland and the Rest of World;

•	The Home segment, covering activities for fixed telecommunications services (fixed telephony, internet services, operator services) and revenues from distribution and support functions provided to other France Telecom group segments;

•	The Enterprise segment, for business services in France and global services;

•	The Directories segment, consolidating the activities of the PagesJaunes Group subsidiary.

France Telecom’s financial statements are now presented in accordance with International Financial Reporting Standards.

Q1 2005 consolidated revenues

(in billions of euros)	Q1 2005	Q1 2004 Actual	% change Q1 05/Q1 04 Actual	Q1 2004 on a comparable basis (*)	% change Q1 05/Q1 04 on a comparable basis (*)
Total Revenues	11.621	11.230	+ 3.5	11.509	+ 1.0
Revenues by segment
1 - PERSONAL	5.328	4.894	+ 8.9	5.065	+ 5.2
Personal France	2.328	2.013	+ 15.7	2.214	+ 5.2
Personal UK	1.361	1.422	- 4.3	1.395	- 2.4
Personal Poland	0.357	0.272	+ 31.4	0.323	+ 10.8
Personal Rest of World	1.325	1.228	+ 7.9	1.169	+ 13.3
Eliminations	-0.043	-0.041	+ 6.7	-0.035	+ 24.3
2 - HOME	5.581	5.594	- 0.2	5.728	- 2.6
Home France	4.407	4.512	- 2.3	4.515	- 2.4
Consumer services	2.422	2.497	- 3.0	2.497	- 3.0
Carrier services	1.376	1.382	- 0.4	1.383	- 0.6
Other Home revenues in France	0.610	0.633	- 3.7	0.635	- 4.0
Home Poland	0.789	0.725	+ 8.8	0.859	- 8.2
Home Rest of World	0.419	0.393	+ 6.7	0.390	+ 7.4
Eliminations	-0.035	-0.036	- 3.5	-0.036	- 3.9
3 - ENTERPRISE	1.943	2.079	- 6.5	2.053	- 5.3
Business Fixed line telephony in France	0.705	0.768	- 8.2	0.768	- 8.2
Business networks in France	0.677	0.704	- 3.9	0.704	- 3.9
Other Business services in France	0.131	0.149	- 12.0	0.146	- 9.9
Global services	0.542	0.563	- 3.8	0.537	+ 0.9
Eliminations	-0.111	-0.106	+ 5.3	-0.102	+ 9.5
4 - DIRECTORIES	0.200	0.183	+ 9.1	0.186	+ 7.4
Inter-segments Eliminations	-1.432	-1.520	- 5.8	-1.524	- 6.1

(*)	Unaudited data.

Revenues up 3.5% on an actual basis in Q1 2005

The France Telecom Group’s consolidated revenues rose to EUR 11.62 billion at March 31, 2005, compared with EUR 11.23 billion at March 31, 2004 on an actual basis (EUR 11.51 billion on a comparable basis), representing an increase of 3.5% on an actual basis and 1.0% on a comparable basis. The growth in revenues on an actual basis benefits from the favorable impact of exchange rates (+EUR 138 million in Q1 2005) and the impact of the decision to end the Bill-and-Keep4 mechanism for Orange France (+EUR 201 million). On the other hand, revenues are adversely impacted by changes in the consolidation area, principally relating to the disposal of Orange Denmark.

Furthermore, revenues for Q1 2005 were adversely affected by the impact of the reduction in costs for mobile call termination, in France and the UK, in addition to one billing day less in 2005 compared with Q1 2004.

The gross operating margin increased to EUR 4.38 billion in Q1 2005, up 3.3% on Q1 2004 (+1.6% on a comparable basis), representing a gross operating margin ratio of 37.7% (+0.3 points on a comparable basis in relation to Q1 2004), confirming the Group’s ability to balance growth and profitability. The gross operating margin ratio before commercial expenses rose to 49.6%, up 0.7 of a point on a comparable basis.

In Q1 2005, CAPEX increased significantly (+29.4% compared with the same period in 2004) and represented 10.0% of revenues. Indeed, the France Telecom Group launched the rapid deployment of broadband, both fixed and mobile, notably with the launch of EDGE (to open at mid-year, with objective to cover 85% of the French population). In most of the other European countries in which Orange is present, UMTS and/or EDGE openings are planned for mid-2005 at the latest.

On broadband internet, the France Telecom Group is broadening and expanding its technological (RE-ADSL, ADSL 2+) and commercial (digital TV via ADSL, VoIP, multiplay offers) offering in France. In Spain, the UK and the Netherlands, France Telecom is rolling out unbundled packages. In Poland, the Group continues to rapid development of its ADSL offering.

The priority given by France Telecom to developing its customer base and the dynamism of the group, illustrated by the launch of a number of innovative offers in Q1 2005, make it possible to confirm a favorable underlying trend for the development of its activities. France Telecom’s integrated operator model will be strengthened in 2005 notably through the acceleration of the five key transformation programs: Innovation Everywhere, Marketing & Brand, Customer Facing, IT & Network, and Support Functions.

[4]	“Bill-and-Keep” = corresponds to the act by which a mobile operator bills the caller for the entire amount of the outbound call to another mobile subscriber (the person being called) without paying back any share in connection with remuneration for access to the terminal part of the third-party operator mobile network. The Bill-and-Keep system ended in France for all mobile operators on January 1, 2005. It has been reflected in an increase in revenues and a corresponding increase in call termination charges paid back to third-party mobile operators.

Personal segment

	At 31.03.05	At 31.03.04 Pro forma	At 31.03.04 Actual
Personal France
Number of customers (million)	21,305	20,371	20,371
of which, contract %	60.9%	58.6%	58.6%
Global ARPU (contract and prepaid products), in €	430	415	382
Global AUPU (minutes)	169	156	156
Percentage of Data services (% of network revenues)	14.8%	12.8%	12.8%

Personal UK
Number of customers (million)	14,334	13,820	13,820
of which, contract %	33.6%	32.6%	32.6%
Global ARPU (contract and prepaid products), in £	270	273	273
Global AUPU (minutes)	142	143	143
Percentage of Data services (% of network revenues)	19.3%	17.3%	17.3%

Personal Poland
Number of customers (million)	8,021	6,011	6,011
of which, contract %	42.8%	45.9%	45.9%

Personal Rest of the World
Number of customers (million)	20,734	16,264	16,822

Total Personal
Number of customers (million)	64,394	56,466	57,024

Revenues in the Personal segment increased to EUR 5.33 billion at March 31, 2005, up 5.2% on a comparable basis (+8.9% on an actual basis). This increase was driven by the sustained growth of the subscriber base (+14.0% on a comparable basis). The acceleration seen at the end of 2004 has continued, with 1.7 million new customers in Q1 2005 compared with 1.3 million in Q1 2004 on a comparable basis.

In addition, the launch of Orange broadband offers at the end of 2004, enabling the optimum use of multimedia services, is already showing success, with 52,000 customers in France at March 31, 2005. This is reflected in an ARPU5, figure of EUR 105 per month for 3G customers in France.

Orange France revenues totalled EUR 2.33 billion at March 31, 2005, representing a 5.2% increase on a comparable basis (+15.7% on an actual basis) against a backdrop of increased competition (notably reduction in prices for SMS and MVNO agreements). The customer base grew 4.6% year to year (64,000 new customers compared with 42,000 new customers in Q1 2004); the percentage of contract customers rose to 60.9%, up from 58.6% the previous year. Network6 revenues were up 8.9% on March 31, 2004, adjusted for the impact of the reduction in prices on mobile call terminations (-16.3%) introduced on January 1, 2005, the ending of the Bill-and-Keep system, and the calendar effects. In this context, ARPU rose 3.5% on a comparable basis to EUR 430 at March 31, 2005, with the average monthly use up 8.3% to 169 minutes. Data services now account for 14.8% of network revenues compared with 12.8% at March 31, 2004, an increase of 22.8% in relation compared to March 31, 2004.

[5]	ARPU: the annual average revenue per user is calculated by dividing the revenues generated over the last twelve months by the use of the network (access rates, outbound calls, inbound calls, roaming revenues for clients of other networks, and value-added service revenues and networks) by the weighted average number of clients over the same period. The weighted average number of clients is the average of the monthly averages over the period in question. The monthly average is the arithmetic average of the number of clients at the start and at the end of the month. The ARPU is expressed in annual revenues per client. The figures for 2004 have been re-estimated after being restated in accordance with IFRS and re-calculated as if the Bill-&-Keep system had ended at January 1, 2004.

[6]	Network revenues (mobile): this figure for revenues includes both inbound and outbound traffic, access costs, roaming and value-added services.

Orange UK revenues were EUR 1.36 billion at March 31, 2005, down 2.4% on a comparable basis (-4.3% on an actual basis): the impact of the reduction in the price of mobile call terminations introduced on September 1, 2004, has been offset in part by the first results of the action plan launched in 2004, enabling the Group to grow its subscriber base (+3.7% in one year), with stronger growth in the number of contract customers (+6.8%). Thus, the percentage of contract customers rose to 33.6% at March 31, 2005 compared with 32.6% one year earlier (and 33.1% at December 31, 2004), and ARPU for contract customers remained at £574 over the period. Data services are up 9.4% and now account for 19.3% of network revenues compared with 17.3% at March 31, 2004.

Personal Poland revenues rose to EUR 357 million, up 10.8% on a comparable basis (+31.4% on an actual basis). The Group saw very strong growth in its subscriber base (+33.4% at March 31, 2004), accelerating in Q1 2005, with 581,000 new customers compared with 309,000 in Q1 2004. The global market share was 32.7% at the end of March 2005, up from 32.2% at year-end 2004.

Personal Rest of World revenues totaled EUR 1.33 billion, representing an increase of 13.3% on a comparable basis (+7.9% on an actual basis). The subscriber base was up 27.5% (on a comparable basis), with this growth driven primarily by Romania (+46.5%), Egypt (+40.4%) and Slovakia (+12.0%).

Home segment

	At 31.03.05	At 31.03.04	Change
Home France
Number of broadband connections (ADSL and unbundled lines)	7,184	4,115	74.6%
Total number of ADSL accesses (thousand)	5,150	3,659	40.8%
Of which, France Telecom ADSL consumer accesses	3,364	2,042	64.7%
Of which, third-party ISPs and other accesses	1,787	1,617	10.5%
Total number of unbundled lines (thousand)	2,033	456	345%
Of which, partial	1,882	450	318%
Of which, total	151	6	n.s.
Number of residential telephone lines In France (thousand)	27,419	27,613	-0.7%
Access-related services (million subscriptions)	9.5	8.2	16%
Market share of local calls (%)	70.9%	75.2%
Market share of long-distance calls (%)	58.1%	59.4%
Number of customers for IP Voice services (thousand)	245	n.s.
Home Poland
Number of fixed telephony customers	11,349	11,278	0.6%
Number of broadband Internet customers	838	244	243%
Home Rest of World
Number of broadband accesses (thousand)	1,682	745	126%
UK	717	192	273%
Spain	485	204	138%
Netherlands	479	350	37%

Home segment revenues amounted to EUR 5.58 billion, down 2.6% on a comparable basis (-0.2% on an actual basis) in relation to Q1 2004. The impact of the rapid development of broadband internet in Europe has to some extent offset the downturn in traditional telephone services in France and Poland. In a year, the number of broadband customers in Europe has practically doubled, rising to 5.9 million at March 31, 2005 compared with 3.1 million at March 31, 2004 (5.1 million at December 31, 2004).

Home France

Consumer Service revenues were down -3.0% on a comparable basis, linked to the 12.6% fall in revenues on residential telephone calls, with an -8.9% reduction in telephone traffic volume (switched voice), reflecting the losses in market share and the downturn of the overall fixed telephony market (measured at interconnection). The market share for residential customers on local traffic was 70.9% in March 2005, down from 73.3% in December 2004 (75.2% in March 2004); on long distance traffic, the market share for residential customers was 58.1% in March 2005 versus 59.4% in December (59.4% in March 2004). Furthermore, revenues on residential telephone calls have been impacted by price cuts, notably for calls to mobiles, introduced in January 2005.

These unfavorable trends have been offset in part by the 9.3% increase in revenues on Online and Internet Services, generated by the rapid development of Wanadoo’s broadband consumer ADSL services, with 3.4 million subscribers at March 31, 2005 compared with 2.0 million one year earlier. In addition, the market share on new ADSL customers has also improved, up from 43.7% in Q4 2004 to 49% in Q1 2005. The number of Livebox units distributed also saw very strong growth: 416,000 at March 31, 2005 compared with 234,000 at December 31, 2004, representing an increase of 78% in Q1 2005.

Carrier Services revenues remained largely stable on the whole, down 0.6% on Q1 2004 on a comparable basis (-0,4% on an actual basis). Domestic Operator Services have seen strong growth (+17.1% on an actual and on a comparable basis), generated by the development of the unbundling of telephone lines and, to a lesser extent, the increase in data transport services provided to operators.

The total number of ADSL access points in France (including unbundled lines) rose to 7.2 million at March 31, 2005 from 4.1 million at March 31, 2004, representing nearly 3.1 million additional ADSL access points brought into service in one year (including +890,000 in Q1 2005 alone).

The effect of this growth has been countered by the downturn (-13.4% on a comparable basis; -13.2% actual) of Other Operator Services, linked to the lower level of revenues generated with other segments (notably with the Enterprise segment) and reflecting the reduction in the average price per unit and the lower volumes billed (telephone traffic and leased lines).

Home Poland

Home Poland revenues are up 8.8% on an actual basis linked to the favorable impact of the Zloty exchange rate when comparing the figures for Q1 2005 and Q1 2004. On a comparable basis, revenues were down 8.2%.

The impact of growing competitive pressure on the market for telephone calls has been offset in part by the very rapid development of broadband internet services. The number of broadband internet customers increased to 838,000 at March 31, 2005 compared with 244,000 at March 31, 2004, combined with a significant improvement in market share (72.5% at March 31, 2005 versus 63.8% the previous year).

Furthermore, the number of telephone lines remained stable (11.35 million customer lines at March 31, 2005).

Home Rest of World

Home Rest of World revenues rose 6.7% on an actual basis and 7.4% on a comparable basis, reflecting the rapid development of broadband internet services in the UK, Spain and the Netherlands. The number of subscribers to broadband internet services in these three countries reached 1.7 million, representing annual growth of 126%.

Enterprise segment

Activity indicators (thousand)	At 31.03.05	At 31.03.04	Change
Number of business telephone in France lines	5,930	5,919	0.2%
Number of permanent access points for managed data networks in France	254	229	11%
Percentage of permanent xDSL connections	56%	38%
Number of users for mobile data in France	341	265	29%
Number of IP-VPN access points (including global services)	134	78	72%

In the Enterprise segment, revenues were down 5.3% at March 31, 2005 on a comparable basis to EUR 1.94 billion (-6.5% on an actual basis), reflecting the transformation of Enterprise segment activities and the impact of the on-going technological migration.

Fixed telephony services in France, down 8.2%, were one of the main factors behind this trend. While the number of business telephone lines remained stable, revenues on telephone calls were impacted by falling traffic volumes (loss of market share and downturn of the interconnection market, linked notably to the development of alternative local loops) and the reduction in call prices.

Business network services in France were down 3.9%, marked by the rapid migration of technologies: the number of IP-VPN access points practically doubled in a year, with 38% of permanent accesses for business networks at March 31, 2005 compared with 22% the previous year. At the same time, mobile data services, such as Business Everywhere, saw sustained growth, with 341,000 Business Everywhere users at March 31, 2005, representing annual growth of 29%.

Revenues from global services on a comparable basis are up 0.9% over last year (down 3.8% on an actual basis linked to the change in the euro/dollar exchange rate). Based on the data issued by Equant, the 3.3% reduction in network services and the 7.7% drop in revenues from the contract with SITA were more than compensated by the strong growth recorded in integration services, up 28.7%.

Directories segment

Revenues in the Directories segment rose to EUR 200 million, up 7.4% on a comparable basis and 9.1% on an actual basis. On a comparable publication calendar basis, this growth was 7.8%.

In France, PagesJaunes recorded a 7.7% increase in revenues on a comparable basis, with its customer base up +21% at the end of March 2005. The strong development of online directories continued, with revenues on a comparable basis up 14.2%. At the same time, revenues from paper-based directories were up 3.4% (on a comparable basis).

The revenues generated in international markets and other subsidiaries were up 8.4% (on a comparable basis) on a comparable consolidation scope and publication calendar basis. Specifically, Spain recorded a 12% increase in business on a comparable basis in Q1 2005 (QDQ Media), with this growth driven by the rapid development of online services.

FOR FURTHER INFORMATION:

The slides of the Q1 2005 revenues presentation are available on France Telecom’s website: http://www.francetelecom.com

Press contacts:

Tel: +33 1 44 44 93 93

Nilou du Castel

nilou.ducastel@francetelecom.com

Bertrand Deronchaine

bertrand.deronchaine@francetelecom.com

This press release contains forward-looking statements, in particular relating to France Telecom’s outlook for 2005. Such statements are not historical facts and include expressions about management’s confidence and strategies and management’s expectations about new and existing programs, opportunities, technology and market conditions. Although France Telecom believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties. These statements should not be regarded as a representation that anticipated events will occur or that expected objectives will be achieved. Important factors that could cause actual results or performance to differ materially from the results anticipated in the forward-looking statements include, among other things, the success of the FT 2005 plan, including the TOP LINE and TOP programs, France Telecom’s other strategic initiatives (based on the integrated operator model) as well as financial and operating initiatives, changes in the competitive environment and the telecom market regulatory environment, and risks and uncertainties attendant upon exchange rate fluctuations, technological trends, business activity and international operations. In addition, these forward-looking statements and the other information relating to France Telecom’s 1Q 2005 revenues and key operational indicators as presented in accordance with International Financial Reporting Standards (IFRS) are subject to additional specific risks and uncertainties relating to the possibility of changes in IFRS standards prior to December 31, 2005. More detailed information on the potential risks that could affect France Telecom’s financial results is found in the Document de Référence filed with the AMF on March 2, 2005 and in filings made with the U.S. Securities and Exchange Commission. The forward-looking statements contained in this document speak only as of the date of this press release and France Telecom does not undertake to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: April 28, 2005	By:	/S/ PIERRE HILAIRE
	Name:	Pierre Hilaire
	Title:	Director of Financial Information